Filed pursuant to Rule 433
Registration No. 333-141868
July 10, 2007
Final Term Sheet
EUR 5,000,000,000 4.625% Global Bonds due 2012

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	EUR 5,000,000,000

Denomination:	EUR 1,000

Maturity:	October 12, 2012

Redemption Amount:	100%

Interest Rate:	4.625% per annum, payable annually in arrears

Date of Pricing:	July 10, 2007

Closing Date:	July 17, 2007

Interest Payment Dates:	October 12 in each year

First Interest Payment Date:	October 12, 2007

Interest Payable on First Interest Payment Date:	EUR 55,119,863.01

Currency of Payments:	EUR to CBF
USD to DTC bondholder unless the bondholder elects EUR

Price to Public/Issue Price:	99.75%

Underwriting Commissions:	0.10%

Proceeds to Issuer:	99.65%

Format:	SEC registered global notes

Listing:	Frankfurt Stock Exchange (regulated market)

Business Day:	For payments in EUR: Frankfurt
For payments in USD: Frankfurt and New York

Business Day Convention:	Following, unadjusted

Day Count Fraction:	Actual/actual ICMA

Governing Law /Jurisdiction:	German Law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC, CBF (CBL, Euroclear)

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

ISIN:	DE000A0S8KS8

Ratings of Issuer:	AAA by Standard & Poor’s Rating Services, Aaa by Moody’s Investor Services Limited and AAA by Fitch Ratings Limited.[1]

[1]	A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Lead Managers:	Morgan Stanley
The Royal Bank of Scotland
UBS Investment Bank

Co-Lead Managers:	ABN AMRO
Banca Akros Spa — Gruppo BPM
Barclays Capital
BNP PARIBAS
Credit Suisse
Deutsche Bank
Dresdner Kleinwort
DZ BANK AG
Goldman Sachs International
HSBC
JPMorgan
Nomura Securities

Stabilization Manager:	UBS Limited
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the notes is available under the following link: http://www.sec.gov/Archives/edgar/data/821533/000132693207000159/f01597e424b3.htm. KfW’s base prospectus relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000132693207000153/f01595e424b3.htm. Certain information relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000132693207000248/f01656exv99wg.htm. Alternatively, UBS Investment Bank will arrange to send you the prospectus, which you may request by calling toll-free +1-888-722-9555-1088.